

February 9, 2022

Diane Bessette
Chief Financial Officer
Lennar Corporation
700 Northwest 107th Avenue
Miami, FL 33172

      Re: Lennar Corporation
          Form 10-K for the Fiscal Year Ended November 30, 2021
          Filed January 28, 2022
          File No. 001-11749

Dear Ms. Bessette:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended November 30, 2021

Note 1. Summary of Significant Accounting Policies
Revenue Recognition, page 49

1.   We note your disclosure on page 50 that sales incentives are one of many significant inputs the the Company uses in estimating its fair value of its communities. Given their significance, please expand your Homebuilding revenue recognition disclosures to discuss how the Company accounts for its sales incentives that it provides its customers. Your disclosures should highlight whether the Company typically offers customers sales incentives and the nature of each type of incentive that is offered. Finally, please disclose the amounts of such incentives for each of the periods presented and how the Company accounts for such incentives, including whether the Company recognizes such incentives as a reduction of revenue or in its costs and expenses.

      In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ameen Hamady at 202-551-3891 or Kristi Marrone at 202-551-3429 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction